UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-83166

GROHE AKTIENGESELLSCHAFT

(Exact name of registrant as specified in charter)

HAUPTSTRAßE 137, 58675 HEMER, GERMANY
Telephone: +49 2372 93 0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.5% Senior Notes due 2010

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☒
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: The outstanding notes are held in global form in the name of a nominee.  We have been advised by Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, that less than 149 of their participants, collectively, maintain an interest in the global note.

Pursuant to the requirements of the Securities Exchange Act of 1934 Grohe AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	20 July 2004	By:	/s/ Dr. Thomas Ziegler
		By:	/s/ Heiner Henke

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.